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                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                              Amendment No. 11
                                    to
                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                           Hills Stores Company
                             (Name of Issuer)


                        Common Stock, $.01 par value
                      (Title of Class of Securities)

                                431692102
                               (CUSIP Number)


                           David P. Levin, Esq.
             Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
                             919 Third Avenue
                         New York, New York  10022
                              (212) 715-9100
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)


                               May 3, 1995
                   (Date of Event which Requires Filing
                            of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box:  /_/


Check the following box if a fee is being paid with this statement: /_/



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                      Amendment No. 11 to Schedule 13D

          This Statement amends the Schedule 13D, dated May 6, 1994, as amended on July 22, 1994, July 28, 1994, August 11, 1994, August 17, 1994, August 30, 1994, September 21, 1994,
September 26, 1994, February 23, 1995, March 7, 1995 and April 27, 1995 (the "Schedule 13D"), filed by Dickstein & Co., L.P., Dickstein International Limited, Dickstein Focus Fund L.P., Dickstein Partners, L.P., Dickstein Partners Inc. and Mark Dickstein with respect to the Common Stock, $.01 par value (the "Common Stock"), of Hills Stores Company, a Delaware corporation (the "Company"). Notwithstanding this Amendment No. 11, the
Schedule 13D speaks as of its date. Capitalized terms used without definition have the meanings ascribed to them in the
Schedule 13D.

I. Item 4 of the Schedule 13D, "Purpose of the Transaction", is amended by adding the following:

    "On May 3, 1995, Mark Dickstein telephoned William K. Friend, Vice President-Secretary and Corporate Counsel of the Company. Mr. Dickstein advised Mr. Friend that Dickstein Inc. proposed to acquire all the outstanding stock of the Company. Following the telephone call, Mr. Dickstein sent a letter on behalf of Dickstein Inc. to Michael Bozic, President and Chief Executive Officer of the Company, containing the proposal of Dickstein Inc. to acquire, by means of an all cash merger, 100% of the stock of the Company at a price of $25 per share. A copy of the letter is annexed as Exhibit 7 to this Schedule 13D and incorporated herein by reference. A copy of a press release with respect to the proposal of Dickstein Inc. is attached as Exhibit 8 to this
Schedule 13D. Dickstein Inc. has retained National Westminster Bank plc, New York Branch ("NatWest Markets"), to serve as its financial advisor in connection with the proposed acquisition.

     On May 4, 1995, Dickstein filed preliminary proxy materials (the "Preliminary Proxy Materials") with the Securities and Exchange Commission that would enable Dickstein Inc. to propose an alternative slate of directors at the 1995 annual stockholders meeting of the Company. The Reporting Persons understand that such annual meeting is scheduled for June 12, 1995. The nominees of Dickstein Inc. would be committed to a program of offering the Company for sale, and selling the Company, to the buyer who is willing to pay the highest price, so long as the price is at least $25 per share. A copy of the Preliminary Proxy Materials is annexed as Exhibit 9 to this Schedule 13D. Dickstein Inc. has also delivered to the Company a demand to inspect and copy the Company's list of stockholders.

    Based upon publicly available information concerning the

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Company, upon a change of control of the Company occasioned by the election of the nominees of Dickstein Inc., certain indebtedness of the Company may have to be refinanced, including a revolving credit facility in the amount of $225 million of a subsidiary of the Company guaranteed by the Company (the "Credit Facility") and the Company's 10.25% Senior Notes due 2003 in the principal amount of $160 million (the "Senior Notes"). Dickstein Inc. has received a letter from NatWest Bank, N.A. ("NatWest") indicating that NatWest is highly confident that, subject to certain conditions, it could arrange up to $335 million of new senior secured bank financing, which, when taken together with the Company's available cash, would be sufficient to refinance the Credit Facility and the Senior Notes. A copy of NatWest's letter is annexed as Exhibit 10 to this Schedule 13D. Dickstein Inc. has also retained NatWest as its financial advisor in connection with such refinancing.

     The Reporting Persons intend to seek to negotiate with the Company regarding the proposal of Dickstein Inc. to acquire the Company. Although the Reporting Persons do not presently intend to alter the terms of the proposed acquisition to provide for the issuance of securities or other consideration in exchange for Common Stock, the Reporting Persons reserve the right, depending on the facts and circumstances existing at the time, to alter the terms of their acquisition proposal in this or other respects.

     The Reporting Persons continue to reserve the right to take any other action in respect of the Common Stock, or any other securities of the Company, in any manner permitted by law."

II.  The second paragraph of Item 5(a) of the Schedule 13D,
     "Interest in Securities of the Issuer," is amended by restating the second sentence thereof as follows:

"Mark Kaufman, a Vice President of Dickstein Inc., owns 2,000 shares of Common Stock, constituting less than 1% of the outstanding shares of Common Stock."

III. Item 5(d) of the Schedule 13D, "Interest in Securities of the Issuer," is amended by adding the following to the end thereof:

               "Reference is made to the Preliminary Proxy
Materials for a description of certain arrangements with NatWest with respect to proceeds from the sale of Common Stock owned by the Reporting Persons."

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IV.  Item 6 of the Schedule 13D, "Contracts, Arrangements,
     Understandings or Relationships with Respect to Securities of the Issuer," is amended by adding the following to the end thereof:

               "Reference is made to the Preliminary Proxy
Materials for a description of certain arrangements with NatWest and NatWest Markets."


V.   Item 7 of the Schedule 13D, "Material to be Filed as
     Exhibits," is amended by adding the following Exhibits:

          "Exhibit 7     Letter, dated May 3, 1995, from
                         Dickstein Inc. to the Company

           Exhibit 8     Press Release, dated May 3, 1995

           Exhibit 9     Preliminary Proxy Materials filed with
                         the Commission

           Exhibit 10    Letter, dated, May 3, 1995, from
                         NatWest to Dickstein Inc."



























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                                 SIGNATURE

           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  May 4, 1995

                             DICKSTEIN & CO., L.P.

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             general partner of Dickstein
                             Partners, L.P., the general partner
                             of Dickstein & Co., L.P.

                             /s/ Alan Cooper
                             Name:  Alan Cooper

                             DICKSTEIN INTERNATIONAL LIMITED

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             agent of Dickstein International
                             Limited

                             /s/ Alan Cooper
                             Name:  Alan Cooper

                             DICKSTEIN FOCUS FUND L.P.

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             general partner of Dickstein
                             Partners, L.P., the general partner
                             of Dickstein Focus Fund L.P.

                             /s/ Alan Cooper
                             Name:  Alan Cooper

                             DICKSTEIN PARTNERS, L.P.

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             general partner of Dickstein
                             Partners, L.P.

                             /s/ Alan Cooper
                             Name:  Alan Cooper

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                             DICKSTEIN PARTNERS INC.

                             By:  Alan Cooper, as Vice President


                             /s/ Alan Cooper
                             Name:  Alan Cooper


                             /s/ Mark Dickstein
                             Name:   Mark Dickstein









































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